Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

18 King Street East, Suite 902

Toronto, Ontario M5C 1C4

Item 2	Date of Material Change

September 1, 2022.

Item 3	News Release

The press release attached as Schedule “A” was released on September 1, 2022 by a newswire company in Canada.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Nicolas Bonta

Executive Chairman & Director

Bitfarms Ltd.

nbonta@bitfarms.com

Item 9 Date of Report

September 1, 2022.

SCHEDULE “A”

Bitfarms Provides August 2022 Production and
Mining Operations Update

-                  Nears energization of first Argentinian warehouse -

-                  Mines 534 Bitcoins for an average of 17.2 BTC/day –

-                  Launches new corporate website -

This news release constitutes a “designated news release” for purposes of the Company’s prospectus supplement dated August 16, 2021, to its short form base shelf prospectus dated August 12, 2021.

Toronto, Ontario and Brossard, Québec (September 1, 2022) - Bitfarms Ltd. (NASDAQ: BITF // TSX: BITF), a global Bitcoin self-mining company, provided a Bitcoin (BTC) production and mining operations update for August 2022.

“The initial segment of our first 50-megawatt (MW) warehouse in Rio Cuarto, Argentina, is nearing production and will be a key contributor to achieving our goal to deliver 4.2 exahash per second (EH/s) by September 30,” said Geoff Morphy, President and COO of Bitfarms. “More specifically, the first 10 MW of this warehouse is planned to be energized and start production ahead of schedule later this month, with capacity being added incrementally throughout Q4 2022. Construction at our second 50 MW warehouse in Rio Cuarto is scheduled to commence in September and expected to be completed around the beginning of Q2 2023.”

“In August, we averaged over 17 BTC per day, ending the month with total production of 534 BTC, up 7% from 500 BTC in July,” said Ben Gagnon, Chief Mining Officer of Bitfarms. “Our hashrate grew to 3.9 EH/s, up 1% from the beginning of August, and we averaged 3.8 EH/s for the month.

“The construction and renovation work at our farms in Sherbrooke continues on schedule. Once 12 MW are completed at Phase 3 of The Bunker and 18 MW are completed at Garlock, we will have fully built out our 96 MW contract in Sherbrooke and will be retiring our older 18 MW de la Pointe facility,” added Gagnon.

Mining Production

•	3.9 EH/s online as of August 31, 2022, up 278% from August 2021 and 1% from July 31, 2022.
•	3.8 EH/s average online for month of August.
•	141 BTC/ average EH/s for the month of August, up 4% from 135 in July.
•	534 new BTC mined during August 2022, up 50% from August 2021, and up 6.8% from July 2022.
•	17.2 BTC mined daily on average in August, equivalent to about US$349,160 per day and approximately US$10.84 million for the month based on a BTC price of US$20,300 on August 31, 2022.
•	2,128 BTC in custody on August 31, 2022, representing a total value of approximately US$43 million based on a BTC price of US$20,300. BTC held in custody on August 31, 2022, reflects the sale of 427 BTC during August 2022.

Mining Operations

•	In Rio Cuarto, Argentina:
o	Neared completion of the first of five 10 MW modules at the first 50 MW warehouse.
o	Finalized plans to commence construction on the second 50 MW warehouse located immediately beside the first warehouse. This facility is expected to be completed and ready for mining operations around the beginning of Q2 2023.
•	Continued on schedule development in Sherbrooke, Québec, with construction at Phase 3 of The Bunker and at Garlock.
•	Trained production teams in Rio Cuarto, Argentina, in anticipation of energization of first warehouse.

Bitfarms’ BTC 2022 Monthly Production

Month	BTC
January	301
February	298
March	363
April	405
May	431
June	420
July	500
August	534

New Corporate Website

In August, Bitfarms launched a completely revamped corporate website. In addition to more user-friendly navigation and an appealing new look, the new site features detailed metrics about each production location, including capacity, number of miners, hashrate and watts per terahash productivity.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global Bitcoin self-mining company, running vertically integrated mining operations with onsite technical repair, proprietary data analytics and Company-owned electrical engineering and installation services to deliver high operational performance and uptime.

Having demonstrated rapid growth and stellar operations, Bitfarms became the first Bitcoin mining company to complete its long form prospectus with the Ontario Securities Commission and started trading on the TSX-V in July 2019. On February 24, 2021, Bitfarms was honoured to be announced as a Rising Star by the TSX-V. On June 21, 2021, Bitfarms started trading on the Nasdaq Stock Market. On February 24, 2022, the Company was further honoured by the TSX-V as Venture 50 Winner, placing first in the Technology sector. On April 8, 2022, Bitfarms up-listed from the TSX-V to the TSX.

Operationally, Bitfarms has a diversified production platform with seven industrial scale facilities located in Québec, one in Washington state, and one in Paraguay. Each facility is over 99% powered with environmentally friendly hydro power and secured with long-term power contracts. Bitfarms is currently the only publicly traded pure-play mining company audited by a Big Four accounting firm.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding expansion plans, including construction at the Bunker and in Argentina, expectations for monthly growth, targets, and goals for productive capacity and hashrates and other future plans and objectives of the Company are forward-looking information. Other forward-looking information includes, but is not limited to, information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the potential resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment for cryptocurrency in the applicable jurisdictions.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market offering (the “ATM Program”) and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors that could impact future results of the business of Bitfarms include, but are not limited to: the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company’s profitability; the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the annual information form for the year-ended December 31, 2021, filed on March 28, 2022. The Company has also assumed that no significant events occur outside of Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts:

LHA Investor Relations
David Barnard

+1 415-433-3777

Investors@bitfarms.com

Actual Agency

Matt Weaver

+1 339-234-3332

mediarelations@bitfarms.com

Québec Media: Ryan Affaires Publiques

Valérie Pomerleau, Public Affairs and Communications

valerie@ryanap.com